02046689

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For 15 October 2002

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicated by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F _____ Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No ___

GlaxoSmithKline

GlaxoSmithKline plc
980 Great West Road
Brentford
Middlesex
TW8 9GS
Tel. +44 (0)20 8047 5000
www.gsk.com

Issued – Tuesday 15 October 2002, London & US

GlaxoSmithKline's Ingram To Retire; Stout Appointed President, Pharmaceuticals Operations

GlaxoSmithKline plc [GSK] announces that Robert A. Ingram, currently Chief Operating Officer and President, Pharmaceutical Operations, will retire from that position effective 31st December 2002. He will continue to work part-time as Vice-Chairman of Pharmaceuticals, acting as a special advisor to the Group and representing GSK on the board of the US Pharmaceutical Research and Manufacturers' Association (PhRMA).

David Stout, currently President, US Pharmaceuticals, will be named President, Pharmaceuticals Operations and will report to Jean-Pierre Garnier, Chief Executive Officer. Mr. Stout will be responsible for management of the Group's global pharmaceuticals business, and will be based at GSK's offices in Philadelphia, PA.

David Stout will be succeeded as President, US Pharmaceuticals by Chris Viehbacher, currently President, Pharmaceuticals, Europe. Chris Viehbacher will be based at GSK's offices in Research Triangle Park. Andrew Witty, currently Senior Vice President, Asia Pacific, will succeed Chris Viehbacher as President, Pharmaceuticals, Europe. He will be based at the company's corporate headquarters in London. Chris Viehbacher and Andrew Witty will report to David Stout.

Jean-Pierre Garnier said: "Bob Ingram is a true statesman and an unrivalled ambassador for both GSK and the pharmaceutical industry. He is admired as a role model and leader within GSK, and is recognised as an outstanding representative of both our company and our industry by the people he works with outside GSK. We are delighted that Bob will continue to use his considerable talents on behalf of our company as Vice Chairman of Pharmaceuticals. I would like to personally thank Bob - and pass along the thanks and best wishes of all our employees - for his many contributions to GSK, in particular his strong leadership, wisdom and guidance throughout the integration process".

Today, GSK is well positioned to manage our future challenges and opportunities. Our new appointees will continue to strengthen our management team as they bring the breadth and depth of

Registered in England & Wales
No. 3888792

Registered office
980 Great West Road

their experience and perspective to bear in their new roles. I would like to congratulate them on their appointments, and look forward to working with this executive team in 2003."

Bob Ingram said: "I have immensely enjoyed the many years I have worked in an industry that makes such a difference in improving the lives and health of so many people throughout the world. In particular, I have always considered it an honour to work with GSK's management team and employees, all of whom exhibit such a high quality of professionalism, expertise and dedication. These are very special people, working at a very special company, in a very special industry. For that reason, I am very proud to have the opportunity to continue working on behalf of GSK."

GlaxoSmithKline – one of the world's leading research-based pharmaceutical and healthcare companies – is committed to improving the quality of human life by enabling people to do more, feel better and live longer.

Enquiries:

UK Media enquiries:	Martin Sutton	(020) 8047 5502
	Alan Chandler	(020) 8047 5502
	Siobhán Lavelle	(020) 8047 5502
US Media enquiries:	Nancy Pekarek	(215) 751 7709
	Mary Anne Rhyne	(919) 483 2839
	Patricia Seif	(215) 751 7709
European Analyst/Investor enquiries:	Duncan Learmouth	(020) 8047 5540
	Philip Thomson	(020) 8047 5543
	Joan Toohill	(020) 8047 5542
US Analyst/ Investor enquiries:	Frank Murdolo	(215) 751 7002
	Tom Curry	(215) 751 5419

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: 15 October 2002

By: VICTORIA LLEWELLYN
Authorised Signatory for and on behalf of GlaxoSmithKline plc